SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE SHAREHOLDERS
CAPITAL INCREASE

TIM PARTICIPAÇÕES S.A.

Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

TIM Participações S.A. (“Company”) announces to its shareholders and to the market in general that the Ordinary and Extraordinary Shareholder’s Meeting of TIM Participações S.A. (“Company”) held on April 2nd, 2009, approved the capital increase in the amount of eighteen million, seven hundred and sixty one thousand, two hundred and thirty Reais and forty four cents (R$ 18,761,230.44) in favor of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), upon the capitalization of the remaining portion of the Special Goodwill Reserve (Reserva Especial de Ágio) corresponding to the tax benefit accrued by the Company’s subsidiary TIM Nordeste S.A., during the fiscal year of 2008, such benefit resulting from the amortization of the goodwill accounted by the Company’s indirect subsidiary TIM Nordeste S.A. during the fiscal year of 2000. According to CVM’s Ruling 319/99 and the Spin-Off and Merger Agreements related to the matter, the above-mentioned portion of the Special Goodwill Reserve (Reserva Especial de Ágio) related to the tax benefit will be capitalized in the indirect subsidiary TIM Nordeste S.A.. By virtue of the deliberations adopted in the referred Shareholders’ Meeting, the Company’s capital stock was increased to seven billion, six hundred and thirty two million, three hundred and seventy one thousand, three hundred and seventy three Reais and fifty six cents (R$ 7,632,371,373.56) .

In accordance with the referred CVM Ruling, the Spin-Off and Merger Agreements and Section 171 of Law 6,404/76, the shares issued as a consequence of the capitalization shall be destined to the controlling shareholder (TIM Brasil), having the other shareholders the faculty to exercise their preemptive right related to the referred shares.

The term for the exercise of the preemptive right of the shareholders is of thirty (30) days, counted from the date of the publication of the present Notice, according to the provisions below:

1 – AMOUNT OF THE CAPITAL INCREASE:
Eighteen million, seven hundred and sixty one thousand, two hundred and thirty Reais and forty four cents (R$ 18,761,230.44) .

2 – NUMBER AND TYPE OF THE ISSUED SHARES:
One million, five hundred and seventy three thousand, eight hundred and twenty eight (1,573,828) common shares, and three million, forty six thousand, six hundred and seventy one (3,046,671) preferred shares, totalizing four million, six hundred and twenty thousand, four hundred and ninety nine (4,620,499) shares, all book-entry and without par value.

3 –ISSUANCE AND SUBSCRIPTION PRICE OF EACH SHARE:
Six Reais and twelve cents (R$ 6.12) for each common share, and three Reais (R$ 3.00) for each preferred share issued, both in one (1) stock per lot.

4 – JUSTIFICATION OF THE ISSUANCE PRICE:
The establishment of the shares issuance price was made based on the average of the Company’s quotation at the São Paulo Stock Exchange (Bovespa) during the ten (10) trading days prior to April 2nd, 2009. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders.

5 – TERM FOR THE EXERCISE OF THE PREEMPTIVE RIGHT:

START: 04.03.2009	END: 05.04.2009

6 – PREEMPTIVE RIGHT RATIO
In order to determine the amount of shares to be subscribed, the shareholder shall multiply the amount of shares owned on April 2nd, 2009 by the following factor:

TYPE OF THE SHARE HELD	FACTOR PER SHARE	TYPE TO BE SUBSCRIBED
Common	0.0019713485	Common
Preferred	0.0019713485	Preferred

PS: The capital increase was effected in the Extraordinary Shareholders Meeting, not being necessary any other corporate event after that.

7 –TERMS OF PAYMENT:
Cash on subscription.

8 – QUALIFICATION TO SUBSCRIBE:
8.1 – The shareholders that have purchased shares until April 2nd, 2009, inclusively, are entitled to subscription rights. The shares purchased from April 3rd, 2009 shall not be entitled to subscription rights.
8.2 – The shareholders that wish to negotiate their subscription rights, during the term for the exercise of the preemptive right, shall request the deed of assignment of right, which shall be issued by the Depositary Institution of the book-entry shares, Bank ABN AMRO Real S/A, or by the Custodian Entities.
8.3 – The Custodian Entities shall issue only a single deed of assignment of nominative right to each subscriber.
8.4 – The Custodian Entities shall subscribe in their name, as owner trustee, up to the amount corresponding to the shares kept under custody.
8.5 – Once an assignment of right is issued and a new sale occurs, a statement shall be requested in the back of the deed of assignment of right, with the notarized signature.
8.6 – Copies of the deed of assignment will not be accepted under any circumstance.

9 – DIVIDEND:
The shares deriving from this subscription shall have full right to the dividends related to the fiscal year of 2009.

10 –UNSUBSCRIBED SHARES:
There will not be any unsubscribed shares.

11 – GENERAL INSTRUCTIONS:
The shareholders shall attend, within the term for the exercise of the preemptive right, to one of the agencies of the Depositary Institution to request the Subscription Agreement, specifying the amount of shares to be purchased.

12 – DOCUMENTATION FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHT:
12.1 – Individual: Identity card and Individual Taxpayer Registry of the Ministry of Finance (CPF/MF) and a proof of address.
12.2 – Legal entity: Articles of Association or Bylaws, as well as the Minutes of the Meeting/Board which elected the board in exercise and proof of address.

12.3 – In the case of the representation by means of powers of attorney, it will be necessary to present the respective instrument, beside the documents mentioned on the items above with respect to the grantor.

13 – PLACE OF ATTENDANCE:
ABN AMRO Real S/A. agencies.

Rio de Janeiro – RJ, April 2nd, 2009.

Claudio Zezza
Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 03, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.